Filed by Sanofi-Aventis
                                  Pursuant to Rule 165 and Rule 425(a) under the
                                United States Securities Act of 1933, as amended

                                                        Subject Company: Aventis
                                                   Commission File No. 001-10378
                                                           Date: October 7, 2004


         On October 7, 2004, Sanofi-Aventis first made the following transcript of a earlier "internet chat" available for review on the company's intranet site. .

         In connection with its acquisition of Aventis, Sanofi-Aventis has announced that it is studying the feasibility of merging Aventis with and into Sanofi-Aventis, with Sanofi-Aventis continuing as the surviving corporation. In connection with any merger of Aventis into Sanofi-Aventis, Sanofi-Aventis will file a post-effective amendment to its registration statement on Form F-4 (File no. 333-112314), which will include a prospectus relating to the merger, and will file additional documents with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING ANY PRELIMINARY PROSPECTUS OR DEFINITIVE PROSPECTUS (WHEN AVAILABLE) RELATING TO THE MERGER, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ALL AMENDMENTS AND SUPPLEMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. At the appropriate time, Sanofi-Aventis will provide investors with information on how to obtain any merger-related documents for free from Sanofi-Aventis or from its duly appointed agents.



                                     * * * *

Welcome to the sanofi-aventis Chat-Room

WHAT WILL BE YOUR POLICY FOR DEVELOPING SKILLS IN THE COMPANY?
In a growing company, anyone who is committed has the opportunity to develop his or her skills and career. This new group represents a great adventure and an opportunity for many employees. Naturally, we will pursue and adapt our training policy.

WILL THERE BE A REDUNDANCY PLAN? WHEN WILL WE BE INFORMED? THANK YOU FOR YOUR ANSWER.
We first need to analyze current and future activities and see if our needs match our resources. Only then can we start thinking about measures to accompany a redundancy plan, which we will discuss with employee representative bodies.

DO YOU PLAN TO INCREASE THE PERCENTAGE OF EMPLOYEE SHAREHOLDERS? HERE IS A QUESTION FROM ONE OF OUR COLLEAGUES: WILL SANOFI-AVENTIS EMPLOYEES BE ABLE TO PURCHASE SANOFI-AVENTIS SHARES AT ADVANTAGEOUS CONDITIONS?
In France, advantageous conditions exist through the Group Savings Scheme. When the time comes, management will examine the possibility of offering special conditions to employees who wish to purchase sanofi-aventis shares.

WILL THE INDUSTRIAL SITES BE THE MOST IMPACTED TARGET IN TERMS OF RESOURCES REDUCTION ?
The efforts that we make to improve productivity, which is a prerequisite for our competitiveness in the future and therefore for our own future, will be achieved at all levels. As regards industrial sites, my ambition has always been to fill up our factories rather than close them or sell them off. I will continue along these lines.

WHAT STRATEGY DO YOU PLAN TO ADOPT CONCERNING THE OUTSOURCING ARRANGEMENTS SET UP BY THE FORMER AVENTIS GROUP IN EVERY BUSINESS SECTOR?
Our policy has always been to develop our competences in-house and to hold onto our knowledge capital. We will therefore bring in-house in every area where necessary.

DO YOU INTEND TO REINFORCE OUR PIPELINE OF NEW ONCOLOGY MOLECULES (TAXOTERE IS ALREADY AN OLDER COMPOUND)?
Taxotere is an excellent medicine and is far from having stopped development. Furthermore, we have a particularly substantial portfolio of oncology compounds under development.

WHAT ARE THE THREE TOP PRIORITIES (IN DESCENDING ORDER)OF OUR ORGANISATION SANOFI-AVENTIS?

1. To make new innovative products available to patients. 2. To achieve higher growth in sales than the market (which is the key to our future). 3. To ensure that all staff members are proud of their company and that they find as much pleasure as possible in being a part of it.

ON YOUR STRATEGY WITH HEALTHCARE PROFESSIONALS, GIVEN THE HUGE NUMBER OF MEDICAL REPRESENTATIVES IN FRANCE. IF OUR POSITION IS TOO STRONG, IS THERE A RISK THAT WE WILL OVERBURDEN MEDICAL SECRETARIATS WITH TOO MANY REQUESTS FOR APPOINTMENTS? We have a lot of products. We are number one in Europe and number three worldwide. It's therefore logical to have a large number of medical representatives. We are a crucial partner for doctors. That said, we may need to think of new ways of communicating with the medical profession.

WILL THE NEW GROUP'S HEADQUARTERS IN THE UNITED STATES BE IN NEW YORK? WHEN WILL THE SITES OF THE SUBSIDIARIES IN THE DIFFERENT COUNTRIES BE ANNOUNCED?
I know that this is a major concern for many of you and I understand that. The General Manager will be in charge of making proposals. We will study every solution in consultation with the employee representative organizations and the employees themselves. These decisions will be made as soon as possible, but only the time needed for careful consideration.

DO YOU THINK THAT THE FOUNDING VALUES OF THE FORMER SANOFI GROUP CAN ENDURE WITHIN THE NEW SCOPE OF CONSOLIDATION?
The group owes its success to its values. Naturally, they must continue and I hope that you all share them. What is important is for our people to live these values, not just declare off. Then our values will drive our development and inspire us all.

WHAT ABOUT THE PEOPLE WHO DON'T SPEAK EITHER FRENCH OR ENGLISH ?
An international company must have a common language, but I believe that an international company is a company in which everyone must be able to express themselves in their own language on the important issues. This is a source of wealth and creativity that must be encouraged.

ON THIS CHAT SESSION. WHAT ABOUT THE QUESTIONS YOU DON'T HAVE TIME TO ANSWER DURING THE SESSION? DO YOU PLAN TO SEND INDIVIDUAL ANSWERS OR TO PROVIDE ANSWERS ON THE INTRANET?
The answers will be given on the Intranet over the next two weeks. Questions on the same topic may be grouped together. For individual questions that cannot be answered by your HR department, please contact Corporate Communications.

MR. DEHECQ, AT THE BEGINNNING YOU SPOKE ABOUT SOME GUIDELINES REGARDING WOMEN.. DO YOU HAVE SPECIAL PLANS FOR IMPULSING WOMEN TO THE TOP OR JUST WANT TO INCREASE THE PROPORTION OF US?

I have always considered that the human and professional qualities of women were highly complementary to those of men. In this area, we tend to run up against the weight of tradition that must be overcome to give maximum opportunities to each individual and to the company.

WHAT IS THE PROJECTED DATE FOR THE MERGER OF THE SANOFI-AVENTIS COMPANIES AND SUBSIDIARIES (WHEN DO THE NEW CORPORATE IDENTITY GUIDELINES COME INTO FORCE)? THIS IS IMPORTANT FOR PREPARING COMMUNICATION TOOLS (GROUP OR OTHERWISE).
The process will necessarily take several months. The General Managers have been appointed, as well as the managers of the main departments. The group is in full working order. As to the group's graphic identity, all you need to do for now is comply with what is provided for in the guidelines during the transition period by using the sanofi-aventis group logo.

THERE ARE NOW 26 R&D SITES IN THE NEW SCOPE OF CONSOLIDATION, 10 OF WHICH ARE LOCATED IN THE PARIS AREA. WHAT CAN YOU TELL US ABOUT SYNERGY BETWEEN THE SITES? An in-depth study of the Research sites will be carried out and all plans will be discussed with employee representative bodies.

WHAT ORGANIZATION WILL THE VACCINES BUSINESS BE PART OF?
Vaccines are a core component of the Group's strategy. David Williams is a member of the Executive Committee and reports directly to me.

FIRST OF ALL: I FIND THIS ONLINECHAT AN EXCELLENT INITIATIVE! NOW MY QUESTION:
HOW WILL THE CORPORATE IDENTITY, CULTURE AND VALUES OF THE NEW ORGANISATION SANOFI-AVENTIS BE PROMOTED AND FOSTERED? CLAUS GEIGER BUSINESS UNIT MEDICAL DEVICES, FRANKFURT
What determines a company's success and makes it different from its competitors is indeed its culture and values. Everything will be done to ensure that the body of individuals that makes up this company rallies around a project that everyone can be proud of, while respecting the values that we advocate. These values must be experienced very strongly inward and projected outward.

WHAT OBJECTIVES ARE YOU GIVING THE GROUP'S BUSINESS DEVELOPMENT? A STRONGER PRESENCE IN SOME COUNTRIES, AND, IF SO, WHICH ONES? LICENSE ACQUISITIONS? IF SO, IN WHAT THERAPEUTIC AREAS?
We will examine all opportunities to generate business and economic added value, without preconceived ideas, as we have always done in the past

TAKING INTO ACCOUNT THAT THE TWO COMPANIES WERE COMPETITORS BEFORE, HOW ARE THEY SUPPOSED TO WORK TOGETHER IN THE FUTURE?

Our future is to rally around a common project and, thanks to our commitment to performance in every area, to remain the leader in this industry. If we are all convinced of this it will be easy for all of us to work together. No need to look backward. We must all look forward to a new adventure in a new company.

ON HUMAN RELATIONS: AS YOU ARE AWARE, OUR COMPANY IS SOMETIMES LACKING IN HUMANITY. HOW AND WHEN DO YOU INTEND TO TACKLE THIS PROBLEM (WHICH HURTS OUR PRODUCTIVITY). SINCERELY, MARC SALOME.
Making sure that people always come first in a company is an ongoing battle. You can never feel satisfied that you have achieved ideal conditions. Personally, I've always said that "the primary purpose of a company is to enable people to make a living, but this means you have to make a lot of money." The better we perform, the more we can develop our company's human face for us all, both inside and outside the company.

QUESTION ASKED VIA THE COMMUNICATION DEPARTMENT OF THE TRAIT SITE. WHAT IS THE NEW GROUP'S STRATEGY WITH RESPECT TO SMALL PRODUCTS (SMALL IN TERMS OF VOLUME AND MARGINS)? WILL MARKETING SUPPORT THE FULL RANGE OF ALLERGY MEDICATIONS? WILL NEW INJECTABLE PRODUCTS BE MANUFACTURED AT THE TRAIT SITE?
As I have always said, we must defend all of our products in all countries. "There is no such thing as a small country or a small product." My goal is to fill our factories. We have to support one another and our success in manufacturing will depend on our success in winning markets through our sales forces.

BONSOIR, AS SOME COUNTRIES WILL HAVE TO MOVE THEIR AFFILIATE'S SITE FROM ONE CITY TO ANOTHER, WILL THERE BE ANY POSSIBILITY TO ASK FOR ANOTHER COUNTRY POSITION AS SOME WILL STAY FREE? MERCI BIEN.
It is always difficult to choose a site and that is how it should be, in the interests of the company but also in the interests of the employees of the country. Your question concerns mobility: whenever it is possible to give a positive answer to such requests, we will do so, while respecting the interests I mentioned earlier.

WILL WE FILL OUR MANUFACTURING FACILITIES WITH PRODUCTS THAT ARE CURRENTLY OUTSOURCED, GIVEN OUR FACTORIES' EXTRA CAPACITY? GERARD PERRIER PRODUCTION MANAGER, TAXOTERE/DOCETAXEL IN VITRY
Our industrial policy is to bring in-house manufacturing that is currently outsourced, whenever possible.

GIVEN YOUR UNDENIABLE SUCCESS IN BRINGING TOGETHER THE STRENGTHS OF SANOFI AND AVENTIS IN THE CONTEXT OF EUROPE, AND YOUR DETERMINATION TO CARRY OUT THE SANOFI-AVENTIS CHALLENGE, WHILE RESPECTING THE VALUES OF THE NEW GROUP WORLDWIDE, WON'T YOU BE

TEMPTED TO CONSIDER POLITICAL RESPONSIBILITIES IN FRANCE OR EUROPE EARLIER THAN YOU WOULD OTHERWISE HAVE EXPECTED?
This is not my success. It is the success of the company as a whole and of every individual at every level. It is something we can all be proud of! To answer your question, you can be certain that my mind is made up and that I intend to devote all of my time and energy to making the company we are building together a great success.

SANOFI AVENTIS IS AN IMPRESSIVE SIZE AND POTENTIAL IMPACT IN OUR INDUSTRY. WHAT WOULD YOU CONSIDER OUR BEST STRENGTH AND WHAT ARE SOME THINGS YOU BELIEVE WE NEED TO IMPROVE TO GET EVEN BETTER?
Yes, I believe that together we are experiencing a great event for our industry. Our strength will stem from our determination to work together to promote a clear project, focusing on public health, bearing in mind the interests of our staff and of the company.

HELLO. I THINK THAT THIS CHAT SESSION IS A GREAT INITIATIVE. THANK YOU FOR GIVING US THE OPPORTUNITY TO SPEAK. OUR TEAMS HAVE BEGUN TO INTEGRATE AND THERE'S A NEW MOMENTUM FOR EVERYONE. DO YOU EXPECT TO HAVE FULLY INTEGRATED ALL THE TEAMS BY THE BEGINNING OF 2005? IN SOME CASES, THIS WILL REQUIRE TWO DIFFERENT CULTURES TO COEXIST. WILL YOU REFEREE IN CASE THERE ARE DISAGREEMENTS? THANK YOU.
In the world we live in, time is always against us. Speed is therefore essential to our success. All of our organizations must be in place before end-2004 and, as you know, this is already well underway. The new company will be in full working order by the beginning of 2005. The question is not whether two cultures can coexist but what resources we need to forge a group in which people are supportive of one another and focused on a common objective: to create a new company that respects our values. You can count on me to act with force and determination to achieve that objective.

DEAR SIR, I JUST WANT TO CONGRATULATE YOU FOR THE GREAT STORY YOU MADE US PART OF. ELENA LAZAR
It's not my story. It's our common story, a great story for us all! It's up to us now to turn this new company into a major success, in the interests of patients and of us all.

THREE YEARS AGO, YOU ADVOCATED BUILDING A LOCAL PHARMACEUTICAL INDUSTRY IN AFRICA TO MEET LOCAL NEEDS. WHAT HAVE WE ACHIEVED TO DATE AND WHERE DO WE EXPECT TO BE IN THE NEAR FUTURE?
The new sanofi-aventis group has manufacturing facilities in Africa that will enable us to support our medication policy. We all have good reason to be proud of what we have achieved in the area of malaria. This is just the beginning. Aventis has many assets to meet the needs of countries that still lack access to medication. We plan to pool all of these ideas and build a great project so that everyone can have access to healthcare.

--------------------------------------------------------------------------------

Since it's time to conclude, first let me thank you all for your questions, which were very numerous, and for your impressive ability to listen. We will do this again in the future. But, most importantly, I would like to thank you for the work you've done over the last weeks, thanks to which we have been able to move forward swiftly and start building this new company. The courage that you have displayed and the commitment that most of you have shown are tremendous encouragement for our common future. I hope to have the opportunity to meet with you again in the next few months to explain even more clearly what we plan to do, where we plan to go, and why I am convinced that this, our new enterprise, will be a success.


Message from Nicole Cranois:
"Thank you all for your participation. Answers to questions that were not posted will be given soon on the sanofi-aventis intranet."



Forward-Looking Statements
--------------------------

This communication contains forward-looking information and statements about Sanofi-Aventis, Aventis and their combined businesses after the acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although Sanofi-Aventis' management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-Aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by Sanofi-Aventis and Aventis, including those listed under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the prospectus/offer to exchange included in the registration statement on Form F-4 that Sanofi-Aventis has filed with the SEC (File no:
333-112314). Other than as required by applicable law, Sanofi-Aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on April 2, 2004 and any other documents filed by Sanofi-Aventis with the SEC at www.sec.gov and may obtain the Reference Document filed with the AMF on April 2, 2004 (No. 04-0391) and other documents filed with the AMF at www.amf-france.org. Free copies may also be obtained directly from Sanofi-Aventis on our web site at: www.sanofi-synthelabo.com.


Important Information
---------------------
In connection with its acquisition of Aventis, Sanofi-Aventis has announced that it is studying the feasibility of merging Aventis with and into Sanofi-Aventis, with Sanofi-Aventis continuing as the surviving corporation. In connection with any merger of Aventis into Sanofi-Aventis, Sanofi-Aventis will file a post-effective amendment to its registration statement on Form F-4 (File no. 333-112314), which will include a prospectus relating to the merger, and will file additional documents with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING ANY PRELIMINARY PROSPECTUS OR DEFINITIVE PROSPECTUS (WHEN AVAILABLE) RELATING TO THE MERGER, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ALL AMENDMENTS AND SUPPLEMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. At the appropriate time, Sanofi-Aventis will provide investors with information on how to obtain any merger-related documents for free from Sanofi-Aventis or from its duly appointed agents.